UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Dorian LPG Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2106R110
(CUSIP Number)
John C. Hadjipateras
c/o Dorian LPG (USA) LLC 27 Signal Road Stamford, CT 06902 Tel: (203) 674-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1

(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	Y2106R110

1.	Names of Reporting Persons
John C. Hadjipateras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States

	7.	Sole Voting Power	2,013,757
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	3,824,697(1)(2)(3)

	9.	Sole Dispositive Power	2,013,757

	10.	Shared Dispositive Power	178,080(1)(3)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		5,838,454(1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		11.49%

14.	Type of Reporting Person (See Instructions)
IN

______________________

(1)	Includes 26,166 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of pledges of such Common Shares given under funding and security agreements with each of Theodore B. Young and Alexander J. Ciaputa. See Item 3 and Item 6.
(2)	Includes 3,646,617 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of a revocable proxy granted to John C. Hadjipateras by each of Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis, pursuant to which John C. Hadjipateras may be deemed to share the power to vote such Common Shares. See Item 3 and Item 6.
(3)	Includes 125,000 Common Shares owned by John C. Hadjipateras' spouse, 6,250 Common Shares owned by children of John C. Hadjipateras, and 20,664 Common Shares owned by the LMG Trust (John C. Hadjipateras and his spouse are trustees of the LMG Trust and the beneficiary of the LMG Trust is one of their children), and in each case John C. Hadjipateras may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

Schedule 13D

CUSIP No.	Y2106R110

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates in its entirety the Schedule 13D filed on January 4, 2016 (the "Original Schedule 13D", as amended and restated by Amendment No. 1 on January 12, 2016, "Amendment No. 1,").

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares") of Dorian LPG Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.

ITEM 2.	Identity and Background.

(a) – (c), (f) This Schedule 13D is being filed by John C. Hadjipateras, a United States citizen (the "Reporting Person"). The Reporting Person's business address is c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902. The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d) – (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On July 29, 2013, Theodore B. Young and Alexander J. Ciaputa (each an "Employee Shareholder" and collectively, the "Employee Shareholders") entered into separate non-negotiable promissory notes and funding and security agreements (collectively, the "Lending and Security Agreements") with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase an aggregate of 26,166 Common Shares (as adjusted to reflect the one-for-five reverse stock split effected by the Issuer on April 25, 2014) (the "Employee Shares") and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans.

On December 22, 2015, as part of a pro rata distribution by Astromar LLC to its members, the Reporting Person received 1,540,155 Common Shares over which he has sole dispositive and voting power. No consideration was paid as part of the distribution. The other 631,403 Common Shares to which the Reporting Person has sole dispositive and voting power were acquired with cash on hand and through awards of restricted stock from the Issuer.

In addition, on December 22, 2015, Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis (each a "Proxy Shareholder" and collectively, the "Proxy Shareholders"), who together are record holders of an aggregate 3,646,617 Common Shares (the "Proxy Shares"), each entered into a separate revocable proxy (each a "Shareholder Proxy" and collectively, the "Shareholder Proxies") appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each Shareholder Proxy.

The Lending and Security Agreements and the Shareholder Proxies are incorporated by reference in this filing in Exhibit A and Exhibit B, respectively, and any references to or descriptions of the Lending and Security Agreements and the Shareholder Proxies are qualified in their entirety by reference to the full text of the Lending and Security Agreements and the Shareholder Proxies, respectively.

Since the date of Amendment No. 1 to Schedule 13D, (i) 67,500 Common Shares were acquired by the Reporting Person in open market transactions using personal funds, (ii) 45,250 Common Shares were acquired by the Reporting Person's spouse and other members of the Reporting Person's household in open market transactions using personal funds, (iii) 279,400 Common Shares were deemed to have been acquired by the Reporting Person via Restricted Stock Award, (iv) 106,000 Common Shares were deemed to have been acquired by the spouse and other members of the Reporting Person's household via bona fide gift and (v) 20,664 Common Shares were deemed to have been acquired by the LMG Trust. The Reporting Person may be deemed to share the power to vote and dispose of such Common Shares. Each of the transactions described in this paragraph response to this Item 3 has been previously reported pursuant to Section 16(a) of the Exchange Act.

ITEM 4.	Purpose of Transaction.

(a) - (j). The Common Shares that the Reporting Person may be deemed to beneficially own are held for investment or other purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, the Reporting Person controls the management and policies of the Issuer. In the future, the Reporting Person may be involved in and may plan for his involvement in any or all of the following:

1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 50,827,952 Common Shares outstanding as of the date hereof. Based upon the foregoing, as of the date hereof, the Reporting Person may be deemed to beneficially own 5,838,454 Common Shares representing 11.49% of the total outstanding Common Shares, further as set forth below:

Name	Voting		Dispositive
	Sole	Shared	Sole	Shared
John C. Hadjipateras	2,013,757	3,824,697(1)(2)(3)	2,013,757	178,080(1)(3)

_______________________

(1)	Includes the Employee Shares that the Reporting Person may be deemed to beneficially own by virtue of the Lending and Security Agreements. See Item 3, Item 6, and Exhibit A.
(2)	Includes the Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Person by each Proxy Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the Proxy Shares. See Item 3, Item 6 and Exhibit B.
(3)	Includes certain Common Shares held by the Reporting Person's spouse, children, and the LMG Trust that the Reporting Person may be deemed to share the power to vote and dispose of such Common Shares. See Item 3.

(c) Within the previous 60 days, the Reporting Person, the Reporting Person returned to the Issuer (i) 7,495 Common Shares to satisfy tax withholding obligations in connection with the vesting of 16,175 shares of restricted stock granted to the Reporting Person on June 15, 2018, (ii) 8,689 Common Shares to satisfy tax withholding obligations in connection with the vesting of 18,750 shares of restricted stock granted to the Reporting Person on June 15, 2017 and (iii) 72,149 Common Shares to satisfy tax withholding obligations in connection with the vesting of 155,654 shares of restricted stock granted to the Reporting Person on June 22, 2020. More information with respect to these transactions may be found in the filings made on behalf of the Reporting Person pursuant to Section 16 of the Exchange Act with the Commission.

(d) The Employee Shareholders have the right to receive dividends (other than stock or liquidating dividends) with respect to the Employee Shares under the Lending and Security Agreements except in the event of Default (as defined therein). The Proxy Shareholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Proxy Shares.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 29, 2013, each Employee Shareholder entered into the Lending and Security Agreements with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase the Employee Shares and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans. The Employee Shareholders retain the right to instruct the Reporting Person as to the exercise of all voting and/or consensual powers with respect to the Employee Shares and receive and retain all dividends (other than stock and liquidating dividends) with respect to the Employee Shares, except, in each case, in the event of a Default as defined in the Lending and Security Agreements. For more information, see Item 3 and Exhibit A.

On December 22, 2015, each Proxy Shareholder entered into a Shareholder Proxy appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit B.

On June 17, 2020, the Reporting Person entered into a securities lending agreement, pursuant to which the Reporting Person loaned a related party up to approximately $400,000 of shares of the Issuer's Common Stock, which shall be delivered from time to time as agreed between the Reporting Person and the related party. The Reporting Person has the right to demand return of such shares upon five (5) days' notice.

ITEM 7.	Material to be Filed as Exhibits.
Exhibit A	The Lending and Security Agreements, each dated July 29, 2013 (incorporated by reference to Exhibit A of the Amendment No. 1)

Exhibit B	Shareholder Proxies, each dated December 22, 2015 (incorporated by reference to Exhibit A of the Original Schedule 13D)

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020

BY: /s/ John C. Hadjipateras
John C. Hadjipateras*

________________________________________

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.